[THE VANGUARD GROUP/R/ LOGO]
                                   [SHIP LOGO]

                       VANGUARD(R) U.S. STOCK INDEX FUNDS
                          SUPPLEMENT TO THE PROSPECTUS

NEW INTERIM TARGET INDEX FOR THE EXTENDED MARKET INDEX FUND
Vanguard Extended Market Index Fund has begun tracking a new index, the Standard & Poor's (S&P) Transitional Completion Index, on an interim basis, in the first phase of a two-phased index change.
     Vanguard previously announced that the Fund's board of trustees had approved the adoption of the S&P Completion Index as the new target index for the Fund. The board believes that the new index uses a construction methodology that is superior to the methodology used by the former index, the Dow Jones Wilshire 4500 Completion Index.
     The Fund is expected to adopt the S&P Completion Index as its benchmark sometime before December 31, 2005. The index change is occurring in two phases. In the first phase, the Fund ceased tracking its former target index and began temporarily tracking the S&P Transitional Completion Index, a customized interim version of the S&P Completion Index. In the second phase, the Fund will cease tracking the S&P Transitional Completion Index and begin tracking the S&P Completion Index. The two-phased approach is intended to enable the Fund's advisor to make necessary adjustments to portfolio holdings, particularly with respect to the disposition of illiquid securities, in a manner that has the least impact on Fund shareholders. Investors will not be told in advance precisely when the second phase of the index changes and portfolio transitions will begin, in order to protect the Fund from harmful "front running" by sophisticated traders.
     BOTH THE INTERIM AND FINAL VERSIONS OF THE NEW INDEX, LIKE THE FORMER INDEX, MEASURE THE PERFORMANCE OF SMALL- AND MID-CAPITALIZATION STOCKS, SO THE INVESTMENT OBJECTIVE AND RISKS DESCRIBED IN THE FUND'S CURRENT PROSPECTUSES WILL NOT CHANGE. That said, the new target index could provide different investment returns (either lower or higher) or different levels of volatility from those of the former or interim index over any period of time.
     The adjustments to the Fund's portfolio holdings will temporarily increase the Fund's transaction costs and turnover rate. The transitions also may cause the Fund to realize taxable capital gains, although the board expects that gains realized, if any, will be small, and are likely to be offset by carryforward tax losses.
     Additional information about the S&P Completion Index is available on VANGUARD.COM(R).



Vanguard, The Vanguard Group, Vanguard.com, and the ship logo are trademarks of The Vanguard Group, Inc. Standard & Poor's(R) and S&P(R) are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by The Vanguard Group, Inc. Vanguard mutual funds are not sponsored, endorsed, sold, or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the funds. All other marks are the exclusive property of their respective owners.

(C)2005 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor.                      PSC85  062005